  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

ECHO THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

  (Title of Class of Securities)

CUSIP No. 27876L107

  (CUSIP Number)

David Skriloff
MKM Capital Advisors, LLC
644 Broadway, 4th Floor
New York, NY  10012

With Copies To:

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 8)

CUSIP No. 27876L107	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	1,976,789*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
10	SHARED DISPOSITIVE POWER

1,976,789*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79% *
14	TYPE OF REPORTING PERSON

CO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 27876L107	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	1,976,789*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

1,976,789*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79*
14	TYPE OF REPORTING PERSON

OO
 *See Item 3 – Source and Amount of Funds or Other Consideration.

CUSIP No. 27876L107	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

David Skriloff
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	1,976,789*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

1,976,789*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79%*
14	TYPE OF REPORTING PERSON

IN
 *See Item 3 – Source and Amount of Funds or Other Consideration.

Page 5 of 8 Pages

Item 1. Security and Issuer

This statement relates to the common stock, $0.01 par value, of Echo Therapeutics, Inc., a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are located at 10 Forge Parkway, Franklin, MA 02038.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by MKM Opportunity Master Fund, Ltd. (“MKM Opportunity”), MKM Capital Advisors, LLC (“MKM Capital:”) and David Skriloff (MKM Opportunity, MKM Capital and Skriloff collectively, the “Reporting Persons”).

MKM Opportunity, a Cayman Islands corporation, whose business address is c/o MKM Capital, 20 Genesis Close, Georgetown, Grand Cayman, Cayman Islands, is primarily engaged in the business of investments.

MKM Capital, a Delaware limited liability company, whose business address is 1515 Broadway, 11th Floor, New York, NY 10019, is primarily engaged in the business of investments.

Skriloff', a United States citizen, has a business address at c/o MKM Capital, 1515 Broadway, 11th Floor, New York, NY 10019.

MKM Capital Advisors serves as investment manager to MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

(d) and (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations  or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 17, 2008, MKM Opportunity purchased in a private placement transaction, 666,667 shares of convertible preferred stock of the Issuer and warrants to purchase 133,000 shares of common stock of the Issuer for an aggregate purchase price of $500,000.  On April 15, 2009, the convertible preferred stock of the Issuer was converted to common stock, par value $0.01 per shares (“Common Stock”), of the Issuer.

On February 17, 2009, MKM Opportunity purchased in a private placement transaction, 100,000 shares of convertible preferred stock of the Issuer and warrants to purchase 35,000 shares of common stock of the Issuer for an aggregate purchase price of $50,000.  On April 15, 2009, the convertible preferred stock of the Issuer was converted to Common Stock.

On March 11, 2009, MKM Opportunity purchased in a private placement transaction, 50,000 shares of convertible preferred stock of the Issuer and warrants to purchase 17,500 shares of common stock of the Issuer for an aggregate purchase price of $25,000.  On April 15, 2009, the convertible preferred stock of the Issuer was converted to Common Stock.

On September 26, 2009, MKM Opportunity purchased in a private placement transaction, 80,000 shares of Common Stock and warrants to purchase 80,000 shares of common stock of the Issuer for an aggregate purchase price of $100,000.

On October 22, 2009, MKM Opportunity purchased in a private placement transaction, 200,000 shares of Common Stock and warrants to purchase 200,000 shares of common stock of the Issuer for an aggregate purchase price of $250,000.

On November 14, 2009, MKM Opportunity purchased in a private placement transaction, 320,000 shares of Common Stock and warrants to purchase 320,000 shares of common stock of the Issuer for an aggregate purchase price of $400,000.

On November 5, 2010, MKM Opportunity purchased in a private placement transaction, 200,000 shares of Common Stock and warrants to purchase 200,000 shares of common stock of the Issuer for an aggregate purchase price of $200,000.

Page 6 of 8 Pages

As of November 5, 2010 the Reporting Persons owned 1,976,789 shares of Common Stock, warrants to purchase up to 800,000 shares of Common Stock.

All of the foregoing warrants (the “Blocked Securities”) include a limitation on conversion or exercise, which provides that at no time will MKM Opportunity be entitled to convert any portion of the Blocked Securities that would result in the beneficial ownership by MKM Opportunity of more than 4.99% of the outstanding shares of the Issuer’s Common Stock (the "4.99% Limitation"). As such, but for the 4.99% Limitation, MKM Opportunity would be able to convert the Blocked Securities for an aggregate total of 2,776,789 shares of Common Stock, including the shares of common stock owned by MKM Opportunity (or approximately 9.28% of the outstanding Common Stock as of this date). For purposes of determining the percentages reported in this Schedule 13D, the Reporting Persons utilized 29,108,245 shares as the Issuer's total number of outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 16, 2010).

For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 1,976,789 shares.

Page 7 of 8 Pages

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 2,495,189 shares of common stock of the Issuer, which represents 8.57% of the issued and outstanding shares of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) The Reporting Persons have shared power to vote or dispose of 2,495,189 shares of common stock of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Page 8 of 8 Pages

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MKM Opportunity Master Fund, Ltd.

November 5, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM Capital Advisors, LLC

November 5, 2010	By:	/s/ David Skriloff
Name: David Skriloff
Title: Managing Member

DAVID SKRILOFF

November 5, 2010	By:	/s/ David Skriloff
Name: David Skriloff